Exhibit (a)(2)

March 1, 2012

Dear Fellow Stockholder,

Today, CVR Energy’s Board of Directors, after consultation with its independent legal and financial advisers, unanimously recommended that CVR Energy stockholders reject the unsolicited tender offer from entities affiliated with Carl Icahn to acquire CVR Energy for $30.00 per share, which amount may be reduced pursuant to the terms of the Icahn offer, plus a “contingent cash payment right” (CCP) that we do not believe will deliver any value.

Your Board has determined that Mr. Icahn’s hostile offer substantially undervalues CVR Energy, is replete with conditions and “outs,” is structurally flawed and provides opportunities for abuse of CVR Energy’s stockholders. We believe the Icahn offer is an opportunistic attempt by Mr. Icahn to acquire CVR Energy at an inadequate price and at a time when we are about to reap the benefits of our recent acquisition and our valuable position as a leading mid-continent refiner.

In short, your Board firmly believes that the continued pursuit of the Company’s strategy will deliver far greater value for CVR Energy’s stockholders than Mr. Icahn’s offer and strongly recommends stockholders reject Mr. Icahn’s self-serving offer and not tender their shares.

Your Board of Directors unanimously recommends that you REJECT the offer and

DO NOT TENDER any of your shares into the offer.

In reaching its conclusion and making its recommendation, the Board considered numerous factors, including, among others, the following:

•	The Company has a substantial track record of delivering outstanding results, and we are poised to capitalize on new opportunities to deliver value to our stockholders.

—	CVR Energy stockholders have realized total returns of 527% over the past three years and 65% over the past year, significantly outperforming both our peers and the S&P 500.

—	The Board has decisively taken action to create value, including the initial public offering of CVR Partners in April 2011; the accretive acquisition of Gary-Williams Energy Corporation in December 2011; and its initiation of regular quarterly dividends and the proposed sale of CVR Partners units to fund a special dividend and to further strengthen our balance sheet.

—	Due to its geographical location, logistics access and operating flexibility, the Company’s refining business is uniquely positioned to benefit from the increasing production of North American crude oil coming from Canada, the Rockies and the mid-continent regions of the United States, which provides the Company with superior margins and industry-leading returns.

—	The Company’s crude gathering initiatives have reduced the Company’s cost of crude oil (increasing refining margins by approximately $2 per barrel of crude oil gathered), and its storage initiatives have provided significant operating flexibility and the opportunity to generate additional operating income.

—	The synergies and other benefits from our recently completed acquisition of the Wynnewood refinery are just beginning to be realized – and will be even greater than originally expected.

•	Icahn’s offer delivers a paltry premium to CVR Energy’s stockholders.

—	Represents a premium of only:

–	8.7% over the Company’s closing stock price as of February 15, 2012, the last day prior to Mr. Icahn’s announcement of the Offer;

–	13.3% to the Company’s stock price as of January 12, 2012, when indexed to match the mean growth of the Company’s peers (January 12 is the day prior to the public announcement of Mr. Icahn’s investment); and

–	3.9% to the Company’s highest closing stock price during the six months prior to the announcement of the Offer of $28.88, which occurred on September 8, 2011.

—	The offer price is subject to downward adjustment, dollar for dollar, for any distributions paid to CVR Energy stockholders, including the special dividend expected to be paid to CVR Energy stockholders as a result of the sale of the UAN units.

—	The offer price is at the low end of the range of Wall Street analysts’ price targets ($30/share - $35/share) for the Company as of February 15, 2012.

•

Icahn’s offer is replete with conditions, a number of which are under the control of Mr. Icahn, and fails to contain protections for CVR Energy and its stockholders. It also provides no protection for stockholders who do not tender.

—	Mr. Icahn’s offer includes 16 separate conditions, many of which purport to be subject only to Mr. Icahn’s personal, subjective determination, providing him maximum flexibility to avoid completing his offer.

—	Given Mr. Icahn’s track record of failing to complete tender offers, as described further in the enclosed Schedule 14D-9, your Board believes that there is an extremely low likelihood that Mr. Icahn intends to complete his offer.

—	Mr. Icahn’s offer is structurally coercive, because stockholders who do not tender into the offer are not protected by the promise of a “back-end” merger delivering the offer price to nontendering stockholders, creating a risk that they will be minority shareholders in a delisted, deregistered and perhaps financially impaired company controlled by Mr. Icahn.

—	If Mr. Icahn wins control of CVR Energy, he will trigger an obligation to offer to repay $670 million of CVR Energy debt at a premium – his offer does not address how this very significant liability will be handled.

•	Mr. Icahn’s CCPs are unlikely to deliver any incremental value. The CCPs are simply a bad idea for CVR Energy stockholders for a number of reasons including:

—	CVR Energy stockholders will participate in the upside of a sale merely by holding their shares. They do not need a CCP, which only caps the potential upside by limiting the sale period to nine months.

—	Mr. Icahn is incentivized to avoid triggering the CCPs. Payments are due under the CCPs only if a definitive agreement for a sale is executed during a nine-month window after the tender offer is completed. Mr. Icahn is therefore incentivized NOT to complete a transaction within that timeframe, so that any benefits from a sale transaction can accrue to him and not the holders of the CCPs. If an agreement for a sale transaction is executed nine months and one day after the completion of the offer, holders of the CCPs would receive nothing. Notably, in his tender offer filings, Mr. Icahn has made no binding commitment to pursue a sale transaction during the nine-month window. Rather he expressly disclaims any fiduciary duties to the CCP holders.

The full text of the Company’s Schedule 14D-9 is available at the SEC’s website, www.sec.gov and in the Investor Relations section of the Company’s website at www.cvrenergy.com. If you have any questions concerning CVR Energy’s Schedule 14D-9 or need additional copies of CVR Energy’s publicly filed materials, please contact MacKenzie Partners at (800) 322-2885 (Toll Free).

We appreciate your continued support.

Sincerely,

/s/ Jack Lipinski
Jack Lipinski
Chairman and Chief Executive Officer
CVR Energy, Inc.